SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 1)*

Dell Technologies Inc.

(Name of Issuer)

Class V Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L103

(CUSIP Number)

Andrew Langham

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of Class V Common Stock, par value $0.01 per share ("Shares"), issued by Dell Technologies Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Schedule 13D”) to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On October 15, 2018, the Reporting Persons issued an open letter to stockholders of the Issuer’s Class V Shares (the “October 15 Letter”). A copy of the October 15 Letter is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

1	Open Letter to Stockholders of the Issuer’s Class V Shares, dated October 15, 2018.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2018

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner

By: Barberry Corp.

By: /s/ Edward E. Mattner

Name: Edward E. Mattner

Title: Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho

Name: SungHwan Cho

Title: Chief Financial Officer

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 1 – Dell Technologies Inc.]